Exhibit 8.1

List of Significant Subsidiaries and VIE

1.	ECMOHO (Hong Kong) Health Technology Limited	Hong Kong
2.	ECMOHO (Hong Kong) Limited	Hong Kong
3.	ECMOHO Co., Ltd.	Japan
4.	ECMOHO Co., Ltd.	Korea
5.	Yiling (Shanghai) Information Technology Co., Ltd.	PRC
6.	Import-It Corp.	BVI
7.	Yipinda (Shanghai) Health Technology Co., Ltd.	PRC
8.	Shanghai ECMOHO Health Biotechnology Co, Ltd.	PRC
9.	Shanghai Ranyao Marketing Technology Co., Ltd.	PRC
10.	Jianyikang Health Technology (Shanghai) Co., Ltd.	PRC
11.	Shanghai Tonggou Information Technology Co., Ltd.	PRC
12.	Hangzhou Duoduo Supply Chain Management Co., Ltd.	PRC
13.	Shanghai ECMOHO Health Technology Co., Ltd.	PRC
14.	Yijiasancan (Shanghai) E-commerce Co., Ltd.	PRC
15.	Shanghai Yibo Medical Equipment Co., Ltd.	PRC
16.	Shanghai Juyi Information Technology Co., Ltd.	PRC